EXHIBIT 99.2

COMPUTERSHARE
COMPUTERSHARE
100 University Avenue, 9th floor
Toronto, ON, M5J 2Y1
www.computershare.com



Date: 25/02/2010


To: All Canadian Securities Regulatory Authorities
    U.S. Securities & Exchange Commission

Subject: MAGNA INTERNATIONAL INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:


Meeting Type:
Annual Special Meeting

Record Date for Notice of Meeting:
22/03/2010

Record Date for Voting (if applicable):
22/03/2010

Meeting Date:

06/05/2010

Meeting Location (if available):

Markham, ON
Voting Security Details


Description:
CLASS A SUBORDINATE VOTING


CUSIP Number:
559222401


ISIN:

CA5592224011

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for MAGNA INTERNATIONAL INC.